Exhibit 1.4

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

Sharp Electronics Saves More than $1.6 Million in Operating Costs With Pivotal MarketFirst
Applications from CDC Software

MarketFirst Helps Leading Manufacturer of Consumer Electronics and Components Improve the
Effectiveness of Marketing Campaigns and Reduces Cost per Lead

ATLANTA – Feb. 20, 2007 — CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a global provider of industry-specific enterprise software applications and consulting services, announced today that its Pivotal MarketFirst marketing automation and lead generation solution has saved Sharp Electronics Manufacturing Corporation of America more than $1.6 million in operating costs.

Pivotal MarketFirst has significantly improved the effectiveness of Sharp’s marketing and lead generation processes, while reducing the cost per lead through automation and shifting from print advertising to web-based and email campaigns.

Sharp Electronics informed CDC that it has seen significant results since implementing Pivotal MarketFirst including:

•	Reducing cost per lead from $76 to $8;

•	Saving $420,000 over four years by reducing advertising agency fees by using Pivotal MarketFirst to automate tasks that the agency was performing manually;

•	Labor savings of $70,000 annually due to MarketFirst’s automatic lead assignment capabilities;

•	Additional labor savings of more than $17,000 annually due to MarketFirst’s automatic lead response emailing capabilities.

Sharp Electronics currently uses MarketFirst for automated lead capture and rankings from its Website, phone calls, trade shows, events, and inbound and outbound telemarketing; lead qualification and dissemination. They also allow dealers to access lead information directly from the MarketFirst “dashboard”; creating Web pages that serve as scripts for the telemarketers; communicating with dealers; surveying and communicating with customers; and online registration for trade shows, events, training classes, seminars, and Webinars.

“With MarketFirst, our dealers view Sharp Electronics as having both “state-of-the-art” products and “state-of-the-art” marketing, making us an organization that has excellent, accurate, and timely marketing programs and campaigns,” said Jerry Ganguzza, Sharp Electronic’s associate director. “Proactive planning and communication with Pivotal was the key to a smooth implementation. I would highly recommend that future MarketFirst customers use Pivotal’s professional services organization for help in implementing the solution and building their initial campaigns.”

“Pivotal MarketFirst is a highly efficient marketing automation and lead management solution that enables marketers to streamline and maximize the effectiveness of the most complex multi-channel campaigns,” Mark LeVell, director of Pivotal MarketFirst. “The system is designed to help marketing organizations fine-tune their operations, gain visibility into the detailed performance metrics of each campaign, and measure the effectiveness of each marketing dollar. For Sharp Electronics, a successful, well-planned implementation, with our expert resources taking responsibility for many of the critical functions, enabled significant cost savings and improvements in effectiveness to be achieved by their marketing team. We are proud to be an integral part of the marketing success at Sharp Electronics.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About Pivotal MarketFirst
Pivotal MarketFirst is an adaptive marketing automation and lead management solution that enables marketers to manage even the most complex, multi-channel marketing campaigns. Using MarketFirst, marketing professionals can utilize the visual campaign designer feature to create email/web page streams, profile customers and prospects, target each with a highly personalized and relevant message, deliver the message at the right time via the right channel, and ensure consistent and effective follow-up. Pivotal MarketFirst can help marketers achieve higher response rates and better lead quality with perpetually running, precisely targeted campaigns based on data captured at every point of interaction. It can also help increase lead quality and retention rates with fewer resources, improving return-on-investment (ROI). For more information on Pivotal MarketFirst, visit www.pivotal.com/marketing

About Pivotal CRM
Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM, please visit www.pivotal.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal MarketFirst to address the needs of certain customers such as the ability to dramatically increased the number of marketing campaigns and reduced the cost per response These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of that particular industry; the continued ability of Pivotal MarketFirst solutions to address industry-specific requirements of companies in that industry; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow certain companies to compete more effectively and changes in the type of information required to compete in that industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.